Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

Results of Voting at Adjourned 2008 Randgold Resources Annual General Meeting

16 May 2008

The adjourned annual general meeting of Randgold Resources was held on 15 May 2008.

The final proxy voting figures are shown below.

		FOR	AGAINST	ABSTENTIONS
ORDINARY RESOLUTIONS
1	Adoption of the Report of the Remuneration Committee	43,250,894	26,349,344	38,782
SPECIAL RESOLUTION
2	Approve Restricted Share Scheme (Special Resolution number 1)	42,730,438	23,742,021	3,166,561

The adoption of the Report of the Remuneration Committee was therefore approved.

The special resolution to approve the proposed Restricted Share Scheme did not achieve the required two-thirds majority and has therefore failed.

Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386 +44 779 775 2288	+44 779 614 4438 +44 1534 735 333	+44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com